As filed with the Securities and Exchange Commission on May 31, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Press Release Dated May 30, 2005

DYNEA INTERNATIONAL OY

18-20 A Siltasaarenkatu, Helsinki, Finland

and

DYNEA CHEMICALS OY

18-20 A Siltasaarenkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

News Release

May 30, 2005

Dynea announces sale of Welcome, North Carolina Facility

Dynea International Oy today announced the pending sale of its Welcome, North Carolina Paper Overlays facility to Shaw Industries Group of Dalton, Georgia.

Dynea and Shaw have signed a letter of intent for Shaw to acquire all of the assets of Dynea’s Welcome plant for an undisclosed cash consideration. As part of the transaction, Dynea and Shaw will negotiate an agreement for the supply of impregnating resin to the Welcome plant.  The transaction is expected to be closed in early June 2005.

The Welcome facility, which will become part of Shaw’s Hard Surfaces Group, produces and sells paper overlays to the laminate flooring and decorative melamine laminating industries. This transaction supports Shaw’s production integration strategy in the fast growing market for laminate flooring.  The Welcome operations, which operate in Davidson County, North Carolina, generated annual sales of EUR 30 million in 2004.

“Dynea has successfully been developing world class products and technology for the laminate flooring industry. Shaw taking over the Welcome facility is a natural progression in the relationship that has developed between our two companies over several years,” says Dynea Group President and CEO Roger Carlstedt. He added “Dynea remains committed to being a strategic supplier to the laminate flooring industry with market leading resin and technology solutions both in North America and Worldwide”.

Dynea is a global leader in overlay technology, with plants in the United States, Brazil, Finland, China and Indonesia. In addition to its Paper Overlays business, the Dynea Group, based in Helsinki, Finland, is one of the world’s leading providers of industrial adhesive systems. In 2004, Dynea had combined revenues of EUR 1.1 billion. With 55 production units in 26 countries in Europe, the Americas and Asia Pacific, Dynea has some 3,200 employees.

Visit our Internet web sites at http://www.dynea.com to learn more about our operations.

For more information, please contact

Filip Frankenhaeuser, EVP and CFO, Dynea Group, tel. +358 10 585 2011

Leslie Petersen, Communications Manager, Dynea Group, tel. +358 10 585 2031

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

DYNEA CHEMICALS OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

Date: May 31, 2005